==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                        XM SATELLITE RADIO HOLDINGS INC.

                                (Name of Issuer)
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 Class A Common Stock, $.01 par
        value per share                                   983759-10-1
--------------------------------                         -------------

  (Title of class of securities)                         (CUSIP number)

                                  Anne T. Larin
                                   Legal Staff
                           General Motors Corporation
                             300 Renaissance Center
                          Detroit, Michigan 48265-3000
                                 (313) 665-4927

(Name, address and telephone number of person authorized to receive notices and communications)
                               December 21, 2002
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 18 Pages)
                                         --

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



-----------------------------------         -----------------------------------
CUSIP No.           983759-10-1        13D               Page 2 of 18
-----------------------------------         -----------------------------------
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      1       NAMES OF REPORTING PERSONS:      General Motors Corporation
              I.R.S. IDENTIFICATION NOS.             38-0572515
              OF ABOVE PERSONS:
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [_]
                                                                        (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS:     WC

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
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      6       CITIZENSHIP OR PLACE OF          Delaware
              ORGANIZATION:

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     NUMBER OF       7   SOLE VOTING POWER:             15,553,252
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER:           980,670
     OWNED BY
                    -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER:        15,553,252
     REPORTING
                    -----------------------------------------------------------
    PERSON WITH      10  SHARED DISPOSITIVE POWER:      980,670

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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY    16,533,922
              REPORTING PERSON:

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
              CERTAIN SHARES:

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          8.3%
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     14       TYPE OF REPORTING PERSON:        CO

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



-----------------------------------         -----------------------------------
CUSIP No.           983759-10-1        13D               Page 3 of 18
-----------------------------------         -----------------------------------
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      1       NAME OF REPORTING PERSON:        OnStar Corporation
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:     WC

-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF          Delaware
              ORGANIZATION:

-------------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER:             0
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER:           980,670
     OWNED BY
                    -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER:        0
     REPORTING
                    -----------------------------------------------------------
    PERSON WITH      10  SHARED DISPOSITIVE POWER:      980,670

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY    980,670
              REPORTING PERSON:

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
              CERTAIN SHARES:

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          0.5%

-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:        CO

-------------------------------------------------------------------------------

            This Amendment No. 3 (this "Amendment"), amends the Schedule 13D filed on October 8, 1999, as amended, and is filed by General Motors Corporation ("GM"), for and on behalf of itself, and OnStar Corporation ("OnStar")(collectively, the "Reporting Persons"), with respect to the class A common stock, par value $0.01 per share ("Common Stock"), of XM Satellite Radio Holdings Inc. (the "Company").

ITEMS 2.  Identity and Background.

            This Amendment is filed by GM and its wholly owned subsidiary, OnStar, a Delaware corporation. OnStar's business address is 1400 Stephenson Highway, Troy, Michigan 48083. OnStar is engaged in providing high technology value-added services for automobile applications, including emergency call systems, global positioning satellite (GPS) services and others.

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GM and OnStar are set forth on Schedules I and II attached hereto, respectively.

            Except as set forth in Schedules I and II attached hereto, during the last five years none of GM or OnStar, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            Except as set forth on Schedules I and II attached hereto, to the knowledge of GM and OnStar, all of their directors and executive officers are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

            The responses of the Reporting Persons to Item 4 are incorporated herein by reference. GM and OnStar used funds from their working capital to purchase the securities.

Item 4.  Purpose of Transaction.

            On December 22, 2003, a series of transactions principally involving: (i) the separation of the Hughes Electronics Corporation (now known as The DIRECTV Group, Inc., ("Hughes") from GM (the "Split-Off"); (ii) the sale by GM of all of its retained economic interest in Hughes to News Publishing Australia Limited, a wholly owned subsidiary of The News Corporation Limited ("News"), for cash and, as applicable, securities of News (the "Stock Sale") and
(iii) immediately following the Split-Off and Stock Sale, the merger of GMH Merger Sub, Inc., a wholly owned subsidiary of News Corp. (the "Merger Sub"), with and into Hughes (the "Merger" and, together with the Split-Off and the Stock Sale, and as amended to date by agreement of the parties, the "Transactions"), was consummated.

            The Split-Off was achieved by means of the distribution of shares of common stock, par value $0.01 per share, of Hughes ("Hughes Common Stock") in exchange for all of the outstanding shares of GM Class H Common Stock, par value $0.10 per share ("GM Class H Common Stock"), and the redemption and cancellation of the GM Class H Common Stock. Immediately following the Split-Off and the Stock Sale, the Merger occurred pursuant to a merger of the Merger Sub with and into Hughes, with Hughes as the surviving corporation, pursuant to which (i) all of the shares of Hughes Class B Common Stock purchased by News Corp. pursuant to the Stock Sale remained outstanding as shares of Hughes Class B Common Stock and, immediately after the Merger, converted into an equal number of shares of Hughes Common Stock, (ii) all of the outstanding capital stock of Merger Sub converted into shares of Hughes Common Stock such that, immediately following the Merger, News Corp. and its subsidiaries owned, including the shares described in clause (i), thirty-four percent of the aggregate number of the issued and outstanding shares of Hughes Common Stock and (iii) all of the shares of Hughes Common Stock outstanding as of immediately prior to the Merger not held by News Corp. or any subsidiary of News Corp. represented sixty-six percent of the aggregate number of shares of Hughes Common Stock outstanding immediately after the Merger and securities of News Corp. and/or cash, as applicable.

            As a result of the Transactions, GM ceased to own any securities of Hughes and accordingly, is no longer deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Hughes.

            OnStar Note. On December 21, 2002, the Company, its wholly owned subsidiary, XM Satellite Radio Inc. ("XM"), and OnStar entered into a note purchase agreement (the "OnStar Note Purchase Agreement"). Pursuant to the OnStar Note Purchase Agreement, in January 2003, the Company issued to OnStar a 10% Senior Secured Convertible Note due December 31, 2009 (the "OnStar Note") with a principal amount of $89,042,000. The OnStar Note is redeemable in whole by the Company at its face amount at any time. Interest on the OnStar Note, which is due semiannually on June 30 and December 31 of each year, is payable, at the Company's option in cash or shares of Common Stock having an aggregate fair market value equal to the amount of interest due. The fair market value will be based on the average daily trading prices of the Common Stock over the ten business days prior to the day the interest payment is due.

            OnStar will be able to convert the OnStar Note into shares of Common Stock pursuant to a vesting schedule at the option of OnStar at a conversion price equal to 90% of the fair market value of a share of Common Stock (calculated as described above) on the date of conversion; provided that, the conversion price will be not less than $5 per share nor greater than $10 per share during 2003, not less than $5 per share nor greater than $15 per share during 2004, and not less than $5 per share nor greater than $20 per share thereafter.

            On March 31, 2003, $1,961,926.62 principal amount of the OnStar Note vested at a conversion price of $5.11. On June 30, 2003, $1,961,926.62 principal amount of the OnStar Note vested at a conversion price of $9.62. On each of September 30, 2003 and December 31, 2003, $1,961,926.62 principal amount of the OnStar Note vested at a conversion price of $10.00.

            In January 2004, the OnStar Note Purchase Agreement was amended to, among other things, (i) amend the vesting schedule such that the OnStar Note would vest semi-annually rather than quarterly, (ii) provide that interest payments would be due semiannually on July 26 and January 26 of each year, beginning on July 26, 2004 and (iii) provide that the conversion price would be the fair market value of the Common Stock on the date of determination, rather than the average daily trading price over a ten day period.

            On February 26, 2004, the Company redeemed $81.2 million principal amount of the OnStar Note and OnStar converted $7.8 million principal amount of the OnStar Note into an aggregate of 980,670 shares of Common Stock.

            The OnStar Note Purchase Agreement, Amendment Number 1 to the OnStar Note Purchase Agreement, dated as of January 16, 2003, and the First Amendment to the OnStar Note Purchase Agreement, dated as of January 13, 2004 are attached hereto as Exhibits 99.1, 99.2 and 99.3 respectively, and are incorporated herein by reference.

            GM Credit Facility. In January 2003, GM provided the Company with a $100 million Senior Secured Credit Facility (the "GM Credit Facility"), maturing in December 2009, that enables the Company to make monthly draws to finance payments that become due under the distribution agreement, as amended (as more fully described below) and other GM payments. The outstanding principal amount of all draws will be due December 31, 2009 and bears interest at the applicable LIBOR rate plus 10%. The Company is able to make interest payments in shares of Common Stock having an aggregate fair market value at the time of payment equal to the amount of interest due. The fair market value will be based on the average daily trading prices of the Common Stock over the ten business days prior to the day the interest payment is due. In January 2004, the credit agreement was amended to, among other things, (i) permit XM to repay and reborrow under the facility, (ii) provide that interest payments would be due semiannually on July 26 and January 26 of each year, beginning on July 26, 2004 and(iii) reduce the interest rate from a rate of 10% over LIBOR to 8% over LIBOR. The GM Credit Facility and the First Amendment to the GM Credit Facility, dated as of January 13, 2004 are attached hereto as Exhibits 99.4 and 99.5, respectively, and are incorporated herein by reference.

            GM Warrant. As further consideration for GM entering into the GM Credit Facility, the Company issued a warrant to GM to purchase 10 million shares of Common Stock at an exercise price equal to $3.18 per share. The common stock purchase warrant issued to GM is attached hereto as Exhibit 99.6 and is incorporated herein by reference. On April 29, 2004 GM exercised the warrant and purchased 10 million shares of Common Stock upon the payment of $31.8 million in cash from working capital.

            Distribution Agreement. In connection with the transactions relating to the OnStar Note and the GM Credit Facility, the distribution agreement between the Company and OnStar was amended to permit the Company to make up to $35 million in subscriber acquisition payments that it may owe to GM under the distribution agreement in shares of Common Stock having an aggregate fair market value at the time of payment equal to the amount of interest due. In January 2004, the distribution agreement was further amended to provide, among other things, that any subscriber acquisition payments made in shares of Common Stock be paid on either January 26 or July 26 of any given year.

            The second amended and restated distribution agreement, dated as of January 28, 2003, by and among the Company, XM and OnStar and the first amendment to the second amended and restated distribution agreement, dated as of January 13, 2004 are attached hereto as Exhibit 99.7 and 99.8 and are incorporated herein by reference.

            10% Senior Secured Notes. In January 2003, the Company completed a private placement of $279.3 million aggregate principal amount at maturity of 10% Senior Secured Discount Convertible Notes due 2009 (the "10% Notes"). The 10% Notes were convertible into Common Stock at an initial conversion price of $3.18, which is adjustable from time to time based on the occurrence of certain events. Hughes purchased $13.3 million aggregate principal amount at maturity of the 10% Notes. At the time the 10% Notes were purchased by Hughes, Hughes was a wholly owned subsidiary of GM. As indicated above, as a result of the Transactions, Hughes ceased to be a subsidiary of GM on December 22, 2003. The note purchase agreement, dated as of December 21, 2002, by and among the Company, XM and certain investors named therein (the "Investor Note Purchase Agreement") and Amendment Number 1 to the Investor Note Purchase Agreement, dated as of January 16, 2003, are attached hereto as Exhibits 99.9 and 99.10, respectively, and are incorporated herein by reference.

            The Reporting Persons intend to review their investment in the Common Stock and Series A Preferred Stock on a regular basis and as a result thereof may, convert the Series A Preferred Stock in whole or in part or dispose of all or a portion of the Common Stock or Series A Preferred Stock. Except as set forth above, neither GM nor OnStar has any plans or proposals which relate to or would result in the type of transactions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.     Interest in Securities of the Issuer.

            (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

            As of June 14, 2004, GM beneficially owned in the aggregate 16,533,922 shares of Common Stock representing approximately 8.3% of the outstanding shares of Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act to equal the number of shares outstanding as of February 28, 2004 (i.e., 184,954,232 shares), as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, plus the number of shares of Common Stock for which GM has the right to acquire). The shares beneficially owned by GM include the shares of Common Stock beneficially owned by OnStar and the right to acquire 5,393,252 shares of Common Stock upon conversion of Series A Convertible Preferred Stock of the Company.

            As of June 14, 2004, OnStar beneficially owned in the aggregate 980,670 shares of Common Stock representing approximately 0.5% of the outstanding shares of Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) as described in the previous paragraph).

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any shares of Common Stock of the Company.

            (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.

            Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

            Following the separation of Hughes from GM and the execution of the Hughes Director Waiver Letter (as defined in Item 6 below), GM believes it has sole voting power and sole dispositive power of all securities of the Company held by GM and that it is no longer part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with Hughes (to the extent that Hughes and GM may have been deemed to be a group prior to such separation and execution of the Hughes Director Waiver Letter). The Reporting Persons believe that they are not part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with any other person.]

            (c) The responses of the Reporting Persons to Item 4 are incorporated herein by reference.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The responses of the Reporting Persons to Item 4 are incorporated herein by reference.

            Prior to the Split-Off described in Item 4 GM and DIRECTV, a wholly owned subsidiary of Hughes, were parties to a director nomination agreement with the Company that provided that the Company's board of directors would nominate for election to its board one designee of GM or DIRECTV, as they may agree. Each of GM and DIRECTV was required to maintain certain ownership percentages in the Company in order to be eligible to have a director nominated on its behalf. On January 8, 2004, DIRECTV waived all of its rights and obligations under the director nomination agreement (the "Hughes Director Waiver Letter"). The director designation agreement is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

            The existing registration rights agreement among the Company, GM and certain other shareholders party thereto was amended to grant additional registration rights to the purchasers of the 10% Notes and to GM for the Common Stock underlying the OnStar Note and the GM warrant and payable as interest under the OnStar Notes and the GM Credit Facility. The second amended and restated registration rights agreement, dated as of January 28, 2003, by and among the Company and certain shareholders named therein is attached hereto as
Exhibit 99.12 and is incorporated herein by reference.

            In January 2004, the existing shareholders and noteholders agreement was amended to lower the percentage required for consents for certain actions by the Company and amendments to the agreement. The form of amendment to the shareholders and noteholders agreement is attached hereto as Exhibit 99.13 and is incorporated herein by reference.

Item 7.  Materials To Be Filed As Exhibits.

99.1 Note Purchase Agreement, dated as of December 21, 2002, by and among XM, the Company and OnStar (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2003 (the "Company 8-K")).

99.2 Amendment No. 1 to Note Purchase Agreement, dated as of January 16, 2003, by and among XM, the Company and OnStar (incorporated herein by reference to Exhibit 10.2 to the Company 8-K).

99.3 First Amendment to the Note Purchase Agreement, dated as of January 13, 2004, by and among XM, the Company and OnStar (incorporated herein by reference to Exhibit 10.60 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "Company 10-K")).

99.4 Credit Agreement, dated as of January 28, 2003, among XM, as a borrower, and the Company, as a borrower, and GM, as lender (incorporated herein by reference to Exhibit 10.10 to the Company 8-K).

99.5 First Amendment to the Credit Agreement, dated as of January 13, 2004, by and among GM, XM and the Company (incorporated herein by reference to Exhibit 10.58 to the Company 10-K).

99.6 Common Stock Purchase Warrant issued to GM (incorporated herein by reference to Exhibit 4.12 to the Company 8-K).

99.7 Second Amended and Restated Distribution Agreement, dated as of January 28, 2003, by and among the Company, XM and OnStar (incorporated herein by reference to Exhibit 10.9 to the Company 8-K).

99.8 First Amendment to the Second Amended and Restated Distribution Agreement, dated as of January 13, 2004, by and among the Company, XM and OnStar ((incorporated herein by reference to Exhibit 10.59 to the Company 10-K).
99.9 Note Purchase Agreement, dated as of December 21, 2002, by and among XM, the Company and certain investors named therein (incorporated herein by reference to Exhibit 10.2 to the Company 8-K).

99.10 Amendment No. 1 to Note Purchase Agreement, dated as of January 28, 2003, by and among XM, the Company and certain investors named therein (incorporated herein by reference to Exhibit 10.3 to the Company 8-K).

99.11 GM/DIRECTV Director Designation Agreement, dated as of January 28, 2003, among the Company, GM and DIRECTV Enterprises LLC (incorporated herein by reference to Exhibit 10.11 to the Company 8-K).

99.12 Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among the Company and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit 10.5 to the Company 8-K).

99.13 Form of Amendment to the third amended and restated shareholders and noteholders agreement, dated as of January 13, 2004 (incorporated herein by reference to Exhibit 10.61 to the Company 10-K).

99.14 Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  21, 2004


                           GENERAL MOTORS CORPORATION





                           By: /s/Thomas A. Gottschalk
                               -------------------------
                               Name:   Thomas A. Gottschalk
                               Title:  Executive Vice President,
                                       Law & Public Policy





                               ONSTAR CORPORATION





                           By: /s/Richard M. Lee
                               --------------------
                               Name:   Richard M. Lee
                               Title:  Vice President,
                                       Satellie Radio Services

                                  EXHIBIT INDEX

Exhibit No.             Description
----------              -----------

99.1 Note Purchase Agreement, dated as of December 21, 2002, by and among XM, the Company and OnStar (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2003 (the "Company 8-K")).

99.2 Amendment No. 1 to Note Purchase Agreement, dated as of January 16, 2003, by and among XM, the Company and OnStar (incorporated herein by reference to Exhibit 10.2 to the Company 8-K).

99.3 First Amendment to the Note Purchase Agreement, dated as of January 13, 2004, by and among XM, the Company and OnStar (incorporated herein by reference to Exhibit 10.60 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "Company 10-K")).

99.4 Credit Agreement, dated as of January 28, 2003, among XM, as a borrower, and the Company, as a borrower, and GM, as lender (incorporated herein by reference to Exhibit 10.10 to the Company 8-K).

99.5 First Amendment to the Credit Agreement, dated as of January 13, 2004, by and among GM, XM and the Company (incorporated herein by reference to Exhibit 10.58 to the Company 10-K).

99.6 Common Stock Purchase Warrant issued to GM (incorporated herein by reference to Exhibit 4.12 to the Company 8-K).

99.7 Second Amended and Restated Distribution Agreement, dated as of January 28, 2003, by and among the Company, XM and OnStar (incorporated herein by reference to Exhibit 10.9 to the Company 8-K).

99.8 Note Purchase Agreement, dated as of December 21, 2002, by and among XM, the Company and certain investors named therein (incorporated herein by reference to Exhibit 10.2 to the Company 8-K).

99.9 First Amendment to the Second Amended and Restated Distribution Agreement, dated as of January 13, 2004, by and among the Company, XM and OnStar ((incorporated herein by reference to Exhibit 10.59 to the Company 10-K).

99.10 Amendment No. 1 to Note Purchase Agreement, dated as of January 28, 2003, by and among XM, the Company and certain investors named therein (incorporated herein by reference to Exhibit 10.3 to the Company 8-K).

99.11 GM/DIRECTV Director Designation Agreement, dated as of January 28, 2003, among the Company, GM and DIRECTV Enterprises LLC (incorporated herein by reference to Exhibit 10.11 to the Company 8-K).

99.12 Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among the Company and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit 10.5 to the Company 8-K).

99.13 Form of Amendment to the third amended and restated shareholders and noteholders agreement, dated as of January 13, 2004 (incorporated herein by reference to Exhibit 10.61 to the Company 10-K).

99.14 Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

                    SCHEDULE I TO AMENDMENT 3 TO SCHEDULE 13D
                    -----------------------------------------

                       Filed by General Motors Corporation

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48243-3000. Each person listed below is a United States citizen, except for Mr. Barnevik, who is a Swedish citizen.

NAME, BUSINESS ADDRESS AND PRINCIPAL
OCCUPATION, IF NOT
EXECUTIVE OFFICER OF GM                           POSITION WITH GM

Percy N. Barnevik                                 Director
Chairman, AstraZeneca PLC
Sodertalje
Sweden 151-85

John H. Bryan                                     Director
Retired Chairman and CEO
Sara Lee Corporation
Three First National Plaza, 46th Floor
Chicago, Illinois  60602-4260

John M. Devine                                    Vice Chairman of the Company
                                                  and Chief Financial Officer

Armando Codina                                    Director
Chairman and Chief Executive Officer
Codina Group, Inc.
355 Alhambra Circle
Coral Gables, Florida  33134

Gary L. Cowger                                    Group Vice President, GM, and
                                                  President, GM North America

George M.C. Fisher                                Director
Retired Chairman and CEO
Eastman Kodak Company
343 State Street
Rochester, New York  14650-0229

Thomas A. Gottschalk                              Executive Vice President, Law
                                                  and Public Policy, and General
                                                  Counsel

Frederick A. Henderson                            Group Vice President, GM, and
                                                  President, GM Europe

Karen Katen                                       Director
Executive Vice President, Pfizer Inc.
President, Pfizer Global Pharmaceuticals
235 East 42nd Street
New York, New York  10017-5755

Kent Kresa                                        Director
Chairman Emeritus
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

Alan G. Lafley                                    Director
Chairman, President and CEO
The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202

Philip A. Laskawy                                 Director
Retired Chairman and CEO
Ernst & Young
5 Times Square
New York, New York 10036

Robert A. Lutz                                    Vice Chairman of the Company
                                                  for Product Development, and
                                                  Chairman, GM North America

E. Stanley O'Neal                                 Director
Chairman, CEO and President
Merrill Lynch & Co., Inc.
Four World Financial Center
New York, New York 10080

Eckhard Pfeiffer                                  Director
Retired Chairman and CEO
Compaq Computer Corporation
7 Saddlebrook Lane
Houston, Texas  77024

G. Richard Wagoner, Jr.                           Chairman of the Board
                                                  and Chief Executive
                                                  Officer

                   SCHEDULE II TO AMENDMENT 3 TO SCHEDULE 13D
                   ------------------------------------------

                           Filed by OnStar Corporation

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes is set forth below. Unless otherwise specified, the business address of each person listed below is 1400 Stephenson Highway, Troy, Michigan 48083. Each person listed below is a United States citizen.


NAME, BUSINESS ADDRESS AND
PRINCIPAL OCCUPATION, IF NOT
EXECUTIVE OFFICER OF ONSTAR                       POSITION WITH ONSTAR

Donald Butler                                     Vice President, Business
                                                  Development

Gary L. Cowger                                    Director
(See occupation and address in Schedule I above)

John M. Devine                                    Director
(See occupation and address in Schedule I above)

Anthony J. DiSalle                                Vice President, Sales and
                                                  Marketing

Joanne M. Finnorn                                 Vice President and General
                                                  Counsel

Mark T. Hogan                                     Director
Group Vice President,
Advanced Vehicle Development, GM
GM Technology Center
30100 Mound Road
Warren, Michigan 48090

Chester A. Huber, Jr.                             Director and President

Jonathan G. Hyde                                  Vice President and Treasurer

Robert A. Lutz                                    Director
(See occupation and address in Schedule I)

Gregory A. Payne                                  Vice President, Operations

Andrew M. Sills                                   Vice President, Information
                                                  Technology

John F. Smith                                     Director
Group Vice President,
North American Vehicle Sales,
Service and Marketing
300 Renaissance Center
Detroit, Michigan 48243-3000

G. Richard Wagoner, Jr.                           Director
(See occupation and address in Schedule I above)

                                                                  Exhibit 99.14

                                    AGREEMENT

            This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the common stock of XM SATELLITE RADIO HOLDINGS INC. is being filed on behalf of each of the entities named below in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  June 21, 2004



                              GENERAL MOTORS CORPORATION





                              By:  /s/ Thomas A. Gottschalk
                                   -------------------------
                              Name:  Thomas A. Gottschalk
                              Title: Executive Vice President,
                                     Law & Public Policy





                              ONSTAR CORPORATION





                              By:  /s/ Richard M. Lee
                                   -------------------
                              Name:  Richard M. Lee
                              Title: Vice President, Satellite Radio Services